_________________________________________________________ UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
__________________ FORM 15 __________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

Commission file number 1-5865 ___________________________ Gerber Scientific, Inc. (Exact name of registrant as specified in its charter) _____________________________
Connecticut (State or other jurisdiction of incorporation or organization)

83 Gerber Road West, South Windsor, Connecticut (Address of principal executive offices)	06074 (Zip Code)

Registrant's telephone number, including area code:	(860) 644-1551

Plan Interests under the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program
and Trust and Gerber Scientific, Inc. Common Stock, par value $0.01 per share, purchasable pursuant to the Gerber
Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust
                                                                        (Title of each class of securities covered by this Form)

Common Stock of Gerber Scientific, Inc., par value $0.01 per share (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)(i) ☐	Rule 12h-3(b)(l)(i) ☐
Rule 12g-4(a)(l)(ii) ☐	Rule 12h-3(b)(l)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 15d-6 ☒ *

Approximate number of holders of record as of the certification or notice date: 201

The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934 Gerber Scientific, Inc. has
caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                                    GERBER SCIENTIFIC, INC.

Date: January 12, 2007                                                 By:  /s/ MARC T. GILES
                                                                                                 Marc T. Giles
                                                                                                 President and Chief Executive Officer
                                                                                                  (Duly Authorized Officer)

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934 the Gerber Scientific, Inc. 401(k) Maximum
Advantage Program and Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                                    GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
                                                                                    401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Date: January 12, 2007                                                By: /s/ JOHN J. KRAWCZYNSKI
                                                                                                 John J. Krawczynski
                                                                                                 Member of the Committee duly authorized to administer the Gerber
                                                                                                 Scientific, Inc. 401(k) Maximum Advantage Program and Trust

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* The Gerber Scientific, Inc. 401(k) Maximum Advantage Program and Trust has been amended to provide that employee salary deferral contributions may no longer be invested in the above-referenced employer securities. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and 11-Ks no longer need to be filed.